
March 9, 2011

Via U.S. Mail

Gill Champion
President and Chief Operating Officer
POW! Entertainment, Inc.
9440 Santa Monica Boulevard #620
Beverly Hills, CA 90210

> **Re:** **POW! Entertainment, Inc.**
> **Amendment No. 1 to the Registration Statement on Form 10**
> **Filed February 1, 2011**
> **File No. 000-52414**

Dear Mr. Champion:

     We have completed our review of the above-referenced registration statement and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director